Via Edgar and U.S. Mail

December 11, 2018

Mr. Patrick Kuhn
Mr. Doug Jones
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation and Leisure
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549

Re:	Kirby Corporation
Form 10-K for the Fiscal Year ended December 31, 2017 Filed February 26, 2018
Form 10-Q for the Fiscal Quarter Ended June 30, 2018 Filed August 3, 2018
File No. 001-07615

Dear Mr. Kuhn and Mr. Jones:

We have received your comment letter dated November 27, 2018 on our 2017 Form 10-K and Form 10-Q for the quarter ended June 30, 2018 and below are our responses to your comments.   Set forth below in italics are the comments made by the staff in your letter followed by our responses.

Form 10-Q for the Period Ended June 30, 2018

Notes to Consolidated Financial Statements
Note (3) Revenues, page 9

1.
It appears from your disclosures distribution and services revenues are recognized over time and at a point in time. Please tell us your consideration of ASC 606-10-55-91.f in presenting disaggregated revenue on this basis.

Response:

ASC 606-10-55-90 describes that “when selecting the type of category (or categories) to use to disaggregate revenue, an entity should consider how information about the entity’s revenue has been presented for other purposes, including all of the following:

55 Waugh Drive Suite 1000 P.O. Box 1745 Houston, Texas 77251 713/435-1000 Fax 713/435-1010

Mr. Patrick Kuhn and Mr. Doug Jones
Securities and Exchange Commission
December 11, 2018

a)	Disclosures presented outside the financial statements (for example, in earnings releases, annual reports, or investor presentations)
b)	Information regularly reviewed by the chief operating decision maker for evaluating the financial performance of operating segments
c)
Other information that is similar to the types of information identified in (a) and (b) and that is used by the entity or users of the entity’s financial statements to evaluate the entity’s financial performance or make resource allocation decisions.”

ASC 606-10-55-91 provides examples of disaggregation of revenue categories that might be appropriate, but are not limited to, all the following:

a)	Type of good or service (for example, major product lines)
b)	Geographical region (for example, country or region)
c)	Market or type of customer (for example, government and nongovernment customers)
d)	Type of contract (for example, fixed-price and time-and-materials contracts)
e)	Contract duration (for example, short-term and long-term contracts)
f)	Timing of transfer of goods or services (for example, revenue from goods or services transferred to customers at a point in time and revenue from goods or services transferred over time)
g)	Sales channels (for example, goods sold directly to consumers and goods sold through intermediaries).

The Company considered the most appropriate categories for users of our financial statements in accordance with ASC 606-10-55-90 and ASC 606-10-55-91.  As part of its consideration for its distribution and services revenues, the Company observed that disaggregation of revenues recognized at a point in time and over time is not presented externally in its earnings releases, annual reports or investor presentations and is not typically used by the chief operating decision maker in assessing financial performance or making capital resource allocation decisions.

The Company also considered the examples of disaggregation of revenues in ASC 606-10-55-91 and believes its current disaggregation disclosure of its distribution and services revenues by two primary markets to be the most meaningful.   Furthermore, the Company believes that further disaggregation based on the timing of recognition does not provide any additional insight for the users of the Company’s financial statements.

 Form 10-K for the Year Ended December 31, 2017

Management’s Discussion and Analysis, page 37

2.
Please quantify each factor identified as a cause for the variance of your annual and interim period results. Refer to section 501.04 of staff’s Codification of Financial Reporting Releases and also Item 303(a)(3)(iii) of Regulation S-K in regard to revenues for guidance.

55 Waugh Drive Suite 1000 P.O. Box 1745 Houston, Texas 77251 713/435-1000 Fax 713/435-1010

Mr. Patrick Kuhn and Mr. Doug Jones
Securities and Exchange Commission
December 11, 2018

Response:

The Company acknowledges the staff’s comment and the requirements of section 501.04 of the Codification of Financial Reporting Releases and also Item 303(a)(3)(iii) of Regulation S-K regarding quantification and discussion of the factors that materially impact the revenues of the Company’s consolidated and segment results.

The acquisition of Stewart & Stevenson (“S&S”) in 2017 was the primary material factor that drove the increases in the Company’s revenues as disclosed in its Management’s Discussion and Analysis (MD&A).   This acquisition was quickly integrated into the Company’s own operations which made it difficult to segregate the revenues of the acquiree compared to revenues of the legacy Company’s revenues.

The Company immediately began to coordinate sales efforts between its United Holdings LLC (“United”) subsidiary and S&S which helped secure orders for the manufacture of pressure pumping units that both standalone companies would have struggled to deliver on-time to the customer and would likely not have received and began to complete orders at each other’s manufacturing facilities for geographic convenience as well.    In fact, the Company’s incentive compensation system for 2018 adds the two subsidiaries financial goals together into a single incentive because of the extent of immediate integration of the two subsidiaries.

The Company believes that providing a specific amount of revenue for S&S would not be practical and could be overstated due to the reasons cited in the preceding paragraph and considered misleading to the users of the financial statements.

In the Company’s consideration of section 501.04 of staff’s Codification of Financial Reporting Releases, the Company believed that providing a specific amount of revenue for S&S would not be practical and could be overstated and considered misleading to the users of the financial statements and that a disclosure of the reason for the revenue increases without quantifying an amount, that could not be determined with precision, would be the most meaningful without the risk of misleading the users of the financial statements.

In the Company’s consideration of Item 303(a)(3)(iii) of Regulation S-K regarding revenues, it is not reasonably practicable to quantity each factor due to the acquisition above but the Company does believe that the disclosure of the primary drivers of the material revenue changes does provide meaningful disclosure of the reasons for the material year-to-year and quarter-to-quarter changes in revenues despite its inability to determine the changes with precision.

The Company does believe that it will be able to better provide the magnitude and relative impact of material revenue changes in future periods and filings as period over period comparisons due to the passage of time after the acquisition date and the integration of the acquired company.    It will then become practical for the Company to quantify the material revenue charges with an acceptable level of precision.

55 Waugh Drive Suite 1000 P.O. Box 1745 Houston, Texas 77251 713/435-1000 Fax 713/435-1010

Mr. Patrick Kuhn and Mr. Doug Jones
Securities and Exchange Commission
December 11, 2018

Consolidated Statements of Earnings, page 70

3.
You disclose you provide services, sell parts, manufacture equipment and rent equipment.  Please tell us your consideration of Rule 5-03(b)(1) and (2) of Regulation S-X in regard to your presentation in the statement of earnings.

Response:

The Company acknowledges the staff’s comment and the requirements of Rule 5-03(b)(1) and (2) of Regulation S-X regarding presentation in our statement of earnings, which requires a separate presentation of revenue and cost of revenue by tangible products and services if a class of revenue represents 10% or more of the total consolidated revenues.

Section 5-03(b) of Regulation S-X states that if income is derived from more than one of the sub-captions described below, each class which is not more than 10% of the sum of the items may be combined with another class.    If these items are combined, related costs and expenses applicable to sales and revenues shall be combined in the same manner.    The sub-captions are:

a)	Net sales of tangible products (gross sales less discounts, returns and allowances);
b)	Operating revenues of public utilities or others;
c)	Income from rentals;
d)	Revenues from services; and
e)	Other revenues.

The Company derives substantially all its revenue from services (item d).    The Company considers the marine transportation segment to be a provider of marine transportation services, which makes up approximately half of the Company’s consolidated revenues.

In the distribution and services segment, the Company considers its service revenue to also include the parts component of a service job and these service revenues make up a significant portion of all of distribution and services revenue.    Direct parts sales (item a), where there is no service component, and rentals (item c) do not meet the requirements for separate disclosure and the Company has no revenues under item b.

Based on the guidance in Section 5-03(b)(1) and (2), the Company believes that it has properly disclosed its revenues and related costs of sales and revenues as required based on the explanations provided in the two preceding paragraphs.

55 Waugh Drive Suite 1000 P.O. Box 1745 Houston, Texas 77251 713/435-1000 Fax 713/435-1010

Mr. Patrick Kuhn and Mr. Doug Jones
Securities and Exchange Commission
December 11, 2018

Notes to Consolidated Financial Statements
Note (2) Acquisitions, page 78

4.
The acquisitions of S&S in 2017 represented approximately 18% of total assets at June 30, 2017 and Higman Marine in 2018 represented approximately 8% of total assets at December 31, 2017. You disclose each acquisition as a factor affecting the variance in results in the applicable periods affected without quantifying the impact of each. You disclose you did not present the pro forma results of the acquisitions because you believe they are not material to your results. Also, you did not disclose the revenue and earnings of each acquiree since the acquisition date included in your consolidated statement of earnings for the applicable periods. Please explain to us your analysis of ASC 805-10-50-2.h.1 and 3 in the preparation of your disclosures. Quantify for us the impact each acquisition had on your results for 2017 and through June 30, 2018, as appropriate, as a variance factor and in regard to the amount of revenue and earnings included in the consolidated statement of earnings.

Response:

The acquisitions of S&S in 2017 and Higman Marine, Inc. and affiliated companies (“Higman”) in 2018 were two acquisitions that were quickly integrated into the Company’s own operations which made it difficult to segregate the revenues and earnings of the acquiree compared to revenues and earnings of the legacy Company’s revenues and earnings.

In the case of S&S, the Company immediately began to coordinate sales efforts between its United subsidiary and S&S which helped secure orders for the manufacture of pressure pumping units that both standalone companies would have struggled to deliver on-time to the customer and would likely not have received and began to complete orders at each other’s manufacturing facilities for geographic considerations as well.    In fact, the Company’s incentive compensation system for 2018 adds the two subsidiaries financial goals together into a single incentive because of the extent and speed of integration of the subsidiaries.

In the Company’s consideration of ASC 805-10-50-2h.1 and 3, the Company believed that providing a specific amount of revenue and earnings for S&S would not be practical and could be overstated due to the reasons cited in the preceding paragraph and considered misleading to the users of the financial statements.    In future filings, the Company will disclose that fact and explain why the disclosure is impracticable as required by ASC 805-10-50-2.

In the case of Higman, the Company also immediately began to integrate its tank barges and towboats between its Kirby Inland Marine, LP (“KIM”) subsidiary and Higman.  As such, the Higman equipment began to operate on the KIM contracts soon after the acquisition and Higman barges worked with KIM towboats and vice versa resulting in differences in vessel utilization and pricing among the individual assets and the consolidated fleet.   This is possible as customer contracts do not specify which particular vessel is used and prices are quoted based on vessel classes, not individual assets.  Nominations of vessels for specific jobs are determined on a day by day basis and are a function of the equipment class required and the geographic position of vessels within that class at that particular time as vessels within a class are interchangeable and provide the same service.  Also, the Higman fleet was newer than the legacy KIM fleet which allowed KIM to avoid capital expenditures and significant capital outlays for new barges and towboats and the legacy KIM business retired more equipment than it might have otherwise done so if the acquisition was not made; thus, generating more revenues and earnings for the Higman fleet.

55 Waugh Drive Suite 1000 P.O. Box 1745 Houston, Texas 77251 713/435-1000 Fax 713/435-1010

Mr. Patrick Kuhn and Mr. Doug Jones
Securities and Exchange Commission
December 11, 2018

In the Company’s consideration of ASC 805-10-50-2h.1 and 3, the Company believed that providing a specific amount of revenue and earnings for Higman could be overstated and considered misleading to the users of the financial statements due to the reasons cited in the preceding paragraph.  In future filings, the Company will disclose that fact and explain why the disclosure is impracticable as required by ASC 805-10-50-2.

* * * * *

In connection with responding to the staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 713-435-1000 if you have any questions.

Sincerely,

/s/ William G. Harvey
William G. Harvey
Executive Vice President and Chief Financial Officer

cc:  David W. Grzebinski – President and Chief Executive Officer

55 Waugh Drive Suite 1000 P.O. Box 1745 Houston, Texas 77251 713/435-1000 Fax 713/435-1010